Attention Business Editors:

Arizona Star to Continue Value Maximizing Process

TORONTO, May 11 /CNW/ - Arizona Star Resource Corp. (TSX-V: AZS) announced today that its Board of Directors has decided to continue the value maximizing process that was commenced in response to a proposed unsolicited take-over bid announced by Bema Gold Corporation in December 2004, notwithstanding Bema's recent announcement that it would not launch its bid for Arizona Star shares. The value maximizing process will continue under the direction of the Special Committee of Arizona Star directors previously appointed by the Board, assisted by National Bank Financial.

Special Committee Chairman Rudi Fronk said that the withdrawal of Bema's proposed bid "gives us more time to enhance the value of the Company while we wait for Placer Dome's decision whether to finance the Cerro Casale project. Placer Dome is expected to make that decision within the next several months. Our shareholders have encouraged us to continue the value maximizing process pending that decision."

Mr. Fronk noted that several major mining companies have entered into confidentiality agreements, and that a data room has been opened to assist them in considering a possible transaction with Arizona Star. Those companies will be in a better position to assess the value of Cerro Casale, and Arizona Star, after Placer Dome announces its decision and the terms of the financing for the project. "While we obviously can't be certain about Placer Dome's decision or its timing, we are confident that Placer Dome will soon decide to proceed with the Cerro Casale project, which would clarify and enhance the value of Arizona Star," said Mr. Fronk.

The Board has also decided to proceed with the following initiatives:

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The Board will adopt a shareholder rights plan ("SRP") designed to ensure that there will be adequate time to solicit alternative bids if an unsolicited bid is made for control of Arizona Star. The SRP would be effective immediately but would be submitted to shareholders for approval in due course.

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The Company will enhance the level of publicly available information by filing its first annual information form in Canada and a registration statement on Form 40-F with the United States Securities and Exchange Commission. As part of this process, the Company has commissioned an independent 43-101 technical report on the Cerro Casale project. "This work will help us to list our shares on senior stock exchanges in both Canada and the United States and to obtain analyst coverage from investment dealers," said Paul Parisotto, President and CEO of Arizona Star.

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The Company intends to list its shares on the American Stock Exchange and the Toronto Stock Exchange (Arizona Star shares are currently listed on the TSX Venture Exchange). "The listings on the senior exchanges will improve the liquidity of our shares and enhance our ability to fund future obligations," said Mr. Parisotto.

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The Company will seek research coverage from investment dealer analysts. Currently, Arizona Star is not followed by any recognized investment dealer analysts.

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The Company intends to strengthen its Board of Directors by adding a person with extensive experience in managing large-scale mining operations.

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Arizona Star holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome holds a 51% interest in the project and is the operator. Bema Gold holds the remaining 24%.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

/For further information: please visit www.arizonastar.com or contact: Paul Parisotto, President and CEO, Tel: (416) 369-9333/ (AZS.)